UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No. )

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☐ Preliminary Proxy Statement
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☑ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12
Benihana Inc.
(Name of Registrant as Specified In Its Charter)

Benihana of Tokyo, Inc.
Benihana Protective Trust dated June 8, 1998

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

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Benihana of Tokyo, Inc.

232 East 63rd Street
New York, New York 10021

September 8, 2004

Dear Fellow Benihana Inc. Stockholder:

     Benihana of Tokyo, Inc. (“BOT”) is the largest holder of shares of common stock of Benihana Inc. (the “Company”), beneficially owning approximately 51.3% of the outstanding shares and 43.6% of the votes represented by the Company’s common stock. BOT believes that the current Board of Directors of the Company is not acting in your best interests. Therefore, BOT is seeking your support for the election of two nominees to the Board of Directors of the Company at the annual meeting of stockholders scheduled to be held at the InterContinental West Miami Hotel, 2505 N.W. 87th Avenue, Miami, Florida 33172, on Tuesday, September 28, 2004, at 10:00 A.M. (local time). If elected, the nominees would constitute two of nine members of the Board of Directors of the Company.

     BOT urges you to consider carefully the information contained in the attached Proxy Statement and to support its efforts to elect a new independent director to the Board by signing, dating and returning the enclosed BLUE proxy today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the stockholders of the Company on or about September 9, 2004.

     If you have already voted for the incumbent management slate, you have every right to change your vote by signing and returning a later dated BLUE proxy.

     If you have any questions or require any assistance with your vote, please contact Innisfree M&A Incorporated which is assisting us, at their address and telephone number below.

     WE URGE YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF OUR NOMINEES.

Thank you for your support, Benihana of Tokyo, Inc. Corporate Secretary

ANNUAL MEETING OF STOCKHOLDERS

OF

BENIHANA INC.

PROXY STATEMENT
OF
BENIHANA OF TOKYO, INC.

PLEASE SIGN, DATE AND MAIL THE ENCLOSED

BLUE PROXY CARD TODAY

     Benihana of Tokyo, Inc. (“BOT”) is the largest holder of shares of common stock of Benihana Inc., a Delaware corporation (“Benihana” or the “Company”). BOT is writing to you in connection with the election of two nominees to Benihana’s Board of Directors (the “Benihana Board”) at the annual meeting of stockholders scheduled to be held at 10:00 A.M. (local time), on Tuesday, September 28, 2004, at the InterContinental West Miami Hotel, 2505 N.W. 87th Avenue, Miami, Florida 33172, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the “Annual Meeting”). As further described herein, BOT believes that Board independence, improvement in the Company’s financial results, and improvement in the Company’s corporate governance policies will be best achieved through the election of its nominees. As of the date of this Proxy Statement such nominees have not formulated specific strategies that they intend to pursue in order to improve the Company’s financial results.

     The Benihana Board currently consists of three classes, Class I, Class II and Class III directors. The Company has two classes of common stock outstanding, common stock, $.10 par value per share (the “Common Stock”), and Class A common stock, $.10 par value per share (“Class A Stock” together with the Common Stock, the “Shares”). The Company’s certificate of incorporation grants the holders of Class A Stock the right to elect 25% or three of the nine members of the Company’s Board of Directors. According to the Company’s Proxy Statement for the Annual Meeting, three Class III directors, including one Class A Stock director, will be elected at the Annual Meeting. The Class III directors will serve a three-year term expiring at the Company’s 2007 Annual Meeting of Stockholders and until his or her successor is duly elected and qualified.

     This proxy statement (the “Proxy Statement”) and the enclosed BLUE proxy card are being furnished to stockholders of Benihana by BOT in connection with the solicitation of proxies from Benihana’s stockholders to be used at the Annual Meeting to elect BOT’s nominees, Kevin Y. Aoki and Lewis Jaffe (the “Nominees”), to serve as Common Stock directors on the Benihana Board. In the Company’s Definitive Proxy Statement filed on September 2, 2004, Benihana nominated Kevin Y. Aoki to serve as a Common Stock director. BOT supports this nomination. As nominees for director, Messrs. Aoki and Jaffe are deemed to be participants in this proxy solicitation. In addition to the Nominees, BOT is deemed to be a participant in this proxy solicitation. See “Participant Information.” This Proxy Statement and the BLUE proxy card are first being furnished to Benihana’s stockholders on or about September 9, 2004.

     Benihana has set the record date for determining stockholders entitled to notice of and to vote at the Annual Meeting as August 11, 2004 (the “Record Date”). Stockholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to Benihana, as of the Record Date, there were 2,992,979 shares of Common Stock outstanding and 3,519,294 shares of Common Stock entitled to vote at the Annual Meeting and 6,161,475 shares of Class A Stock outstanding and entitled to vote at the Annual Meeting. BOT is the beneficial owner of an aggregate of 1,535,668 shares, or 51.3%, of the Common Stock and 116,754 shares, or 1.8%, of the Class A Stock. The participants in this solicitation intend to vote such Shares for the election of the Nominees as Common Stock directors. The principal executive office of Benihana is located at 8685 Northwest 53rd Terrace, Miami, Florida 33166.

     THIS SOLICITATION IS BEING MADE BY BOT AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF BENIHANA. BOT IS NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN THE ELECTION OF TWO COMMON STOCK DIRECTORS, ONE CLASS A STOCK DIRECTOR AND RATIFICATION OF THE APPOINTMENT OF THE COMPANY’S AUDITORS. SHOULD OTHER MATTERS, WHICH BOT IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

     BOT URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF ITS NOMINEES DESCRIBED IN THIS PROXY STATEMENT.

     IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY BENIHANA MANAGEMENT TO THE BENIHANA BOARD, YOU MAY REVOKE THAT PROXY AND VOTE FOR THE ELECTION OF BOT’S NOMINEES BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING TO BOT, C/O INNISFREE M&A INCORPORATED WHICH IS ASSISTING IN THIS SOLICITATION, OR TO THE SECRETARY OF BENIHANA, OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

IMPORTANT

     YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. BOT URGES YOU TO SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD TODAY TO VOTE FOR THE ELECTION OF BOT’S NOMINEES.

     The Nominees are committed, subject to their fiduciary duties to Benihana’s stockholders, to improving the Company’s financial results, advancing corporate governance and Board independence, and giving all Benihana stockholders the opportunity to achieve the maximum value for their Shares. A vote FOR the Nominees will enable you — as the owners of Benihana — to send a message to the Benihana Board that you are committed to achieving such goals. As further described below, if the Nominees are elected, they will use their best efforts to cause the Benihana Board to act in the best interests of the stockholders.

     If your Shares are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to BOT, c/o Innisfree M&A Incorporated, in the enclosed envelope today.

     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution on the Record Date, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please contact the person responsible for your account and instruct that person to execute on your behalf the BLUE proxy card. BOT urges you to confirm your instructions in writing to the person responsible for your account and to provide a copy of such instructions to BOT, c/o Innisfree M&A Incorporated which is assisting in this solicitation, at the address and telephone number set forth below, and on the back cover of this Proxy Statement, so that we may be aware of all instructions and can attempt to ensure that such instructions are followed.

     If you have any questions regarding your proxy, or need assistance in voting your Shares, please contact:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Toll-Free Number: 1-888-750-5834

PROPOSAL 1

ELECTION OF DIRECTORS

Reasons for the Solicitation

     BOT is asking that you elect its Nominees in order to:

•	Elect one new independent director that brings valuable experience in corporate governance, private and public investment, and business management; and

•	Retain an incumbent director that knows the Company and has a beneficial interest in seeing it grow and succeed.

     If elected to the Board of Directors, BOT believes the Nominees will use their experience in an effort to improve the financial results and corporate governance of the Company. There can be no assurance that the election of our Nominees will in fact improve the operating results and corporate governance of the Company, and as of the date of this Proxy Statement, the Nominees have not formulated specific strategies that they intend to pursue in order to improve the Company’s operating results.

The Company’s Disappointing Financial Results

     The Company’s financial results over the past five years have been a disappointment to BOT.

     According to the Company’s Form 10-Ks filed for the fiscal years ended March 2000 through March 2004, the Company’s total revenues increased between its fiscal year ended March 28, 2000 and its fiscal year ended March 28, 2004; however, the Company’s net income over the same period has been relatively stagnant, changing from $8.733 million as of its fiscal year ended March 28, 2000 to $9.239 million as of its fiscal year ended March 28, 2004, an increase of $506,000. Thus, net income has increased only 5.79% during the past five fiscal years and most remarkably, profit margins (net income divided by total revenues) have declined each and every year for the past five fiscal years, from 6.35% as of the Company’s fiscal year ended March 28, 2000 to 4.55% as of its fiscal year ended March 28, 2004.

     Of particular concern are the trends for the last five fiscal years with respect to income from operations, income before income taxes and minority interest and net income. Over the subject time-frame, income from operations as a percentage of total revenues has declined each and every year and is now 30.12% lower than it was in fiscal 2000. Over the subject time-frame, income before income taxes and minority interest as a percentage of total revenues has declined and is now 25.69% lower than it was in fiscal 2000. And again, over the subject time-frame net income as a percentage of total revenues has declined each and every year and is now 28.35% lower than it was in fiscal 2000.

     While total revenues have increased progressively during the last five fiscal years, income from operations, income before income taxes and minority interest and net income as a percentage of total revenues have each progressively and significantly declined over the same five fiscal year periods.

BOT Objects To The Approval Of The BFC Transaction

     BOT believes that the recently announced $20 million convertible preferred financing (the “Financing Transaction”) is not in the best interests of the Company’s stockholders.

     On May 18, 2004, Benihana announced that it had reached an agreement in principle to sell $20 million aggregate principal amount of Convertible Preferred Stock (the “Preferred Stock”) to BFC Financial Corporation (“BFC”) in a private placement with an initial tranche of $10 million. BFC is a diversified holding company with operations in banking, real estate and other industries. John E. Abdo, a director of Benihana, is also Vice Chairman, as well as a director and a significant shareholder of BFC. The Preferred Stock will be convertible into shares of Common Stock of Benihana at a conversion price of $19.00 per share, will carry an annual cash dividend of $1.25 per share of Preferred Stock, and will be able to vote immediately on an “as if converted” basis on all matters put to a vote of the holders of Common Stock. In addition, the approval of the holders of a majority of the Preferred Stock (i.e., BFC) will be required for certain events outside the ordinary course of business thus providing BFC, a third party, with “negative” control of the Company for an initial investment of only $10 million.

     The closing of the first tranche of the transaction was announced on July 1, 2004. Benihana issued $10 million of the Preferred Stock at the closing and may, at its option, issue the balance of the Preferred Stock from time to time during the two year period commencing on the first anniversary of the closing. The holders of the Preferred Stock will be entitled to nominate one director at all times if John E. Abdo is no longer a director and one additional director in the event that dividends are not paid for two consecutive quarters. Benihana determines whether or not dividends are to be paid.

     The Preferred Stock will be subject to redemption at its original issue price 10 years from the date of closing and, at Benihana’s option, may be redeemed for cash or Common Stock valued at then-current market prices. In addition, the Preferred Stock may be redeemed at any time beginning three years from the date of issue if the price of the Common Stock is at least $38.00 for 60 consecutive trading days. On September 3, 2004, the Common Stock of Benihana was trading at $12.60 per share and its Class A Stock was trading at $12.30 per share.

     BOT does not believe that the Company was undercapitalized so as to require an equity investment of the size and on the terms that comprise the Financing Transaction with BFC. BOT believes that the primary reason the Board of Directors approved the Company entering into the Financing Transaction was to further entrench the current officers and directors of the Company in their positions with the Company and to dilute the controlling interest previously held by BOT. BOT believes that the following factors, among others, provide evidence of this purpose:

•	The Financing Transaction was consummated with an entity, BFC, through which several of Company’s directors have either a financial interest or a direct or indirect fiduciary relationship.

•	The Financing Transaction was consummated with BFC despite the fact that independent third parties expressed a willingness to provide the same amount of capital on terms more favorable to the Company and its stockholders.

•	The Financing Transaction was consummated without the Company establishing an independent board committee to assess the terms of such transaction or the Company’s need to raise capital from an entity related to current Board members.

•	The Financing Transaction was consummated without the Board of Directors engaging independent legal counsel to advise the Board of Directors.

     Prior to the closing of the Financing Transaction, Benihana received multiple offers for financing in the same $20 million amount. All of these offers were on terms more favorable to Benihana than the terms of the Financing Transaction and as proposed would not have affected BOT’s or any other stockholder’s voting power at this time.

     On May 28, 2004, Benihana received a letter from Yamano Holding Corporation, a large Japanese public company, expressing a willingness to invest $20 million in Benihana in exchange for convertible preferred stock (the “Yamano Letter”). The convertible preferred stock referenced in the Yamano Letter would have been on financial terms comparable to the Financing Transaction, but, among other things, would not have had any voting rights until converted, would not have converted into Common Stock with increased voting power, but would have converted only into Class A stock, and did not require a standby payment to be made on preferred stock that had yet to be issued.

     On June 3, 2004, Benihana received a letter from Cornell Capital Partners, LP (“Cornell Partners”) expressing a willingness to enter into one of two alternative financing transactions, either of which would provide Benihana with $20 million of additional capital (the “Cornell Letter”). One of the alternative transactions contemplated that Benihana would have received two installments of $10 million over two years in exchange for a promissory note secured by Benihana stock of equal value. Among other things, this offer did not contemplate that Cornell Partners would own the escrowed stock or have any rights associated with the ownership of the stock except in the event of default. The second alternative contemplated that Cornell Partners would commit to purchase up to $20 million of Benihana Class A stock over a 24 month period. Among other things, the second offer did not provide Cornell Partners with any voting rights before the shares were purchased, provided the less potent voting rights associated with the Class A stock, did not include a right to name a director, did not provide Cornell Partners with veto power over any transaction, did not require the payment of a minimum dividend and did not require any standby payment for shares yet to be purchased.

     On June 4, 2004, Trinity Capital, LLC, an investment banking firm that provides financial advisory services to multi-unit and franchised businesses, primarily in the retail and food industries, sent a letter to Benihana indicating that it could have obtained the proposed $20 million of financing for Benihana in four to six weeks on terms more favorable to Benihana than those of the Financing Transaction (the “Trinity Letter”).

     The Yamano Letter, the Cornell Letter and the Trinity Letter each provided a different mechanism through which Benihana could have attempted to raise the $20 million it purportedly required on terms more favorable to Benihana than the terms of the Financing Transaction.

     As a result of the Financing Transaction, assuming that it is not rescinded as a result of the legal proceedings commenced by BOT and further described below, BOT’s ability to control the Company has been substantially reduced. Prior to the Financing Transaction, BOT was able to cast approximately 51% of all of the votes entitled to be cast by holders of the Company’s Common Stock. Following the first tranche of the Financing Transaction which was consummated on July 1, 2004, BOT is now only able to cast approximately 43% of the votes entitled to be cast by the holders of the Common Stock (including the votes entitled to be cast by BFC on an as-converted basis), and after the remainder of the Financing Transaction is consummated, BOT’s voting control of the Common Stock will be further reduced to approximately 37.9% while BFC’s voting control of the Common Stock will be increased to approximately 26%. The dilution to BOT’s voting power with respect to the Company’s Common Stock will have an adverse impact on BOT’s ability to influence or control votes of the common stockholders, including the election of the Company’s Directors.

The Company Needs To Improve Its Corporate Governance

     Currently, five of the nine Board members of the Company have certain financial and other relationships with current director Darwin C. Dornbush, his law firm, his consulting firm, or BFC or one of its subsidiaries.

     Darwin Dornbush is a Director of Benihana.

•	Dornbush is also General Counsel and Corporate Secretary of Benihana.

•	The law firm, of which Dornbush is senior partner, has received and continues to receive substantial outside counsel fees paid by Benihana. According to the Company’s Proxy Statements filed with the Securities and Exchange Commission, fees paid to Dornbush’s law firm were $675,000 in fiscal 2004, $1,043,250 in fiscal 2003, $1,118,726 in fiscal 2002.

•	According to Levitt Corporation’s 2004 Proxy Statement filed with the Securities and Exchange Commission, Dornbush is a Director of the Levitt Corporation, which is a subsidiary of and is controlled by BFC, the purchaser of the securities in the Financing Transaction.

•	Dornbush is engaged in other business ventures with the Company’s Chief Executive Officer and another Director who is supposed to be independent. According to media articles and the website for the Dorsan Group, a private financial consulting firm, Dornbush, Joel Schwartz, the Company’s Chief Executive Officer and a Director, and Yoshihiro Sano, a current director and one of the nominees for election by the holders of the Common Stock proposed by the Company, each participate together in this business venture.

     John Abdo is a Director of Benihana.

•	Abdo is also a large stockholder and the Vice Chairman of the Board of BFC, according to BFC’s public filings. Abdo signed the documents relating to the Financing Transaction on behalf of BFC even though Abdo is a director of Benihana.

•	Abdo is the President and Vice Chairman of Levitt Corporation, a subsidiary of BFC, according to the Company’s 2004 Proxy Statement. Levitt Corporation is the same company for which Dornbush serves as a board member.

•	Abdo is the Vice Chairman of the Board of Bluegreen Corporation, a subsidiary of Levitt Corporation and an indirect subsidiary of BFC, according to Bluegreen Corporation’s public filings. Bluegreen is the same company for which Benihana director Norman Becker serves as a board member

     Joel Schwartz is Benihana’s Chairman, Chief Executive Officer and President.

•	Schwartz is also a business partner of Dornbush and Yoshihiro Sano in the Dorsan Group.

     Norman Becker is a Director of Benihana.

•	Becker is also a Director of the Bluegreen Corporation, an subsidiary of Levitt Corporation and an indirect subsidiary of BFC. Bluegreen is the same company for which John Abdo serves as Vice Chairman of the Board and Levitt Corporation is the same company for which Dornbush serves as a board member.

     Yoshihiro Sano is a Director of Benihana.

•	Sano is also a business partner of Dornbush and Schwartz in the Dorsan Group.

     BOT believes that an additional independent director not related to BFC or its subsidiaries or Dornbush and his business enterprises will improve the corporate governance of the Company.

The Nominees

     By notice to the Company dated July 30, 2004, BOT nominated two persons to be elected by holders of the Common Stock as members of the Company’s Board of Directors at the Company’s 2004 Annual Meeting of Stockholders. BOT’s slate consists of one individual, Kevin Y. Aoki, who is a trustee of the trust that holds all of the capital stock of BOT, and who is affiliated with the Company as an officer and director, and one individual, Lewis Jaffe, that is not affiliated with either BOT or the Company. Kevin Y. Aoki currently serves as a director of the Company whose term expires at the Company’s Annual Meeting. In the Company’s Definitive Proxy Statement filed on September 2, 2004, the Company nominated Kevin Y. Aoki for election by the holders of the Common Stock. BOT supports this nomination. Please see the Management Proxy Statement for information on Kevin Y. Aoki.

     The following information sets forth the name, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five years of our other nominee, Lewis Jaffe. This information has been furnished to us by Mr. Jaffe.

LEWIS JAFFE
Age 47

     Mr. Jaffe served as the interim President of Glowpoint, Inc., a Nasdaq-listed video products and services company, from April 2002 until August 2002. Since August 2002, Mr. Jaffe has been self employed as a public speaker and consultant. From July 2002 to July 2003, Mr. Jaffe was an independent consultant to Glowpoint. From June 2000 to March 2002, Mr. Jaffe served as President and Chief Operating Officer of PictureTel Corporation, a Nasdaq-listed videoconferencing company. From September 1998 to June 2000, Mr. Jaffe was a managing director in the Boston office of Arthur Andersen LLP in the global finance practice. From January 1997 to March 1998, Mr. Jaffe was the President of C Systems, LLC, a designer and manufacturer of mobile military shelters, housing, communication, radar and missile launch systems. He served as a member of the Board of Directors for Glowpoint from September 2001 to July 2003, and he currently serves on the Board of Directors of Media 100 Inc., Travizon Inc., Pixion, Inc., and Turnaround Management Association of New England.

     While there can be no assurance that the Company’s financial performance will improve, or that the Shares will appreciate by comparable amounts, or at all, if the Nominees are elected, they stand committed to pursuing strategies to enhance stockholder value. As of the date of this Proxy Statement, the Nominees have not formulated specific strategies that they intend to pursue in order to enhance stockholder value. The Nominees are citizens of the United States of America.

     The Nominees will not receive any compensation from BOT for their services as directors of Benihana. If elected, the Nominees will be entitled to the compensation determined by the Company for services of employee and non-employee directors, which is described in the Management Proxy Statement.

     Other than as stated herein, there are no arrangements or understandings between BOT and any of the Nominees or any other person or persons pursuant to which the nomination described herein is to be made, other than the consent by each of the Nominees to be named in this Proxy Statement and to serve as a directors of Benihana if elected as such at the Annual Meeting.

     We note that, even if elected to the Benihana Board, the Nominees will be two of nine members. As a result, if elected, the Nominees will be unable to act to take any action to pursue our stated objectives for the Company described in this Proxy Statement in the absence of support from at least three other directors. As of the date of this Proxy Statement, the Nominees have not formulated specific strategies that they intend to pursue in order to enhance stockholder value.

     If BOT is unsuccessful in its effort to elect its Nominees, BOT intends to continue pursuing the litigation relating to the Financing Transaction described under the heading “Participant Information.” BOT has not made a determination of any other action that it will take if it is not successful in its effort to elect its Nominees.

     BOT does not expect that either of the Nominees will be unable to stand for election; however, in the event that either such person is unable to serve, the Shares represented by the enclosed BLUE proxy card will be voted for substitute nominees. In addition, BOT reserves the right to nominate substitute persons if Benihana makes or announces any changes to its bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominees. In any such case, Shares represented by the enclosed BLUE proxy card will be voted for such substitute nominees. BOT has not identified any substitute nominees in the event the Nominees are unable to stand for election.

     Please see the Management Proxy Statement for information on the nominee up for election as the Class A Stock director.

PROPOSAL 2
RATIFICATION OF INDEPENDENT AUDITORS

     We have no objection to the ratification of the appointment of Deloitte & Touche LLP as independent auditors for Benihana for fiscal year ending March 27, 2005. Please see the Management Proxy Statement for a description of this proposal.

VOTING AND PROXY PROCEDURES

Voting Procedures

     According to the Management Proxy Statement, the voting procedures for the Annual Meeting are as set forth below. The presence, in person or by proxy, of the holders of a majority of the Shares entitled to vote at the Annual Meeting is necessary to constitute a quorum. All proxies representing Shares that are entitled to vote at the Annual Meeting will be counted toward establishing a quorum, regardless of whether such proxies contain abstentions or broker non-votes (i.e. shares held by a broker or nominee which are represented at the Annual Meeting, but with respect to which such broker is not empowered to vote).

     The affirmative vote of a plurality of the votes cast at the Annual Meeting is required for the election of directors, so that the three individuals with the highest numbers of votes cast will be elected. A properly executed proxy marked “Withhold Authority” and broker non-votes with respect to the election of one or more directors will not be voted with respect to the director or directors indicated and will not affect the outcome of the election of directors.

     The affirmative vote of a majority of the votes cast at the Annual Meeting will be required to ratify the appointment of the independent auditors.

     Whether or not you are able to attend the Annual Meeting, you are urged to complete the enclosed BLUE proxy and return it in the enclosed self-addressed, prepaid envelope. All valid proxies received prior to the Annual Meeting will be voted. If you specify a choice with respect to any item by marking the appropriate box on the proxy, the shares will be voted in accordance with that specification. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED “FOR” THE COMMON STOCK NOMINEES AND “FOR” PROPOSAL 2, AND, IN THE PROXY HOLDERS’ DISCRETION, AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

Proxy Procedures

     IN ORDER FOR YOUR VIEWS TO BE REPRESENTED AT THE ANNUAL MEETING, PLEASE MARK, SIGN, DATE AND RETURN THE ENCLOSED BLUE PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE.

     The accompanying BLUE proxy card will be voted at the Annual Meeting in accordance with your instructions on such card. IF NO SPECIFICATION IS MADE, THE SHARES WILL BE VOTED “FOR” THE NOMINEES AND “FOR” PROPOSAL 2, AND, IN THE PROXY HOLDERS’ DISCRETION, AS TO OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE ANNUAL MEETING.

Revocation of Proxies

     Any stockholder who has mailed a white proxy card to Benihana may revoke it before it is voted by mailing a duly executed BLUE proxy card to BOT c/o Innisfree M&A Incorporated at the address set forth on the back cover of this Proxy Statement bearing a date LATER than the white proxy card delivered to Benihana. Proxies may also be revoked at any time prior to voting by: (i) delivering to the corporate secretary of Benihana, a written notice, bearing a date later than the date of the proxy, stating that the proxy is revoked, (ii) delivering a duly executed proxy bearing a later date than the proxy delivered previously, or (iii) attending the Annual Meeting and voting in person.

     Only holders of record as of the close of business on the Record Date will be entitled to vote. If you were a stockholder of record on the Record Date, you will retain your voting rights at the Annual Meeting even if you have sold or sell such Shares after the Record Date. Accordingly, it is important that you vote the Shares held by you on the Record Date, or grant a proxy to vote such Shares on the BLUE proxy card, even if you have sold or sell such Shares after the Record Date.

SOLICITATION OF PROXIES

     The solicitation of proxies pursuant to this Proxy Statement is being made by BOT. Proxies may be solicited by mail, facsimile, telephone, telegraph, e-mail, in person and by advertisements. In this regard, BOT has entered into an agreement with Innisfree M&A Incorporated to retain Innisfree M&A Incorporated’s services to solicit proxies for the Annual Meeting. Innisfree M&A Incorporated will receive for its services a fee of up to $25,000, plus reimbursement of expenses. It is expected that Innisfree M&A Incorporated will use up to approximately 25 employees for this solicitation.

     The entire expense of soliciting proxies is being borne by BOT. If the Nominees are elected to the Benihana Board, BOT intends to seek reimbursement of the costs of this solicitation from Benihana. Unless otherwise required by law, BOT does not currently intend to submit the question of reimbursement of the costs of this solicitation to a stockholder vote. Although no precise estimate can be made at the present time, costs of this solicitation of proxies are currently estimated to be approximately $200,000. BOT estimates that through the date hereof, its expenses in connection with this solicitation are approximately $112,500.

     Providence Capital, Inc. (“Providence”) is serving as BOT’s financial adviser in connection with this solicitation. BOT has retained Providence to assist it in, among other activities, the development of a strategy for pursuing this proxy solicitation, in the preparation of proxy solicitation materials and in establishing contacts with, and presentations to, the institutional investor community, professional stockholder advisory organizations and the media. As compensation for such services BOT has agreed to pay Providence a fee that is customary and usual, together with reimbursement for its reasonable out-of-pocket expenses, and BOT has also agreed to indemnify Providence (and certain affiliated persons) against certain liabilities and expenses.

PARTICIPANT INFORMATION

     In addition to the Nominees, the participants (the “Participants”) in the solicitation of proxies are BOT, the Benihana Protective Trust U/A June 8, 1998, between Rocky H. Aoki, as Grantor, and Kevin Y. Aoki, Kana Aoki Nootenboom f/k/a Kana Grace Aoki, Kyle Aoki and Darwin C. Dornbush, as trustees (the “Trust”), Kani Aoki Nootenboom, Kyle Aoki, and Providence.

     The principal business of BOT is the operation of a Benihana restaurant in Hawaii. In addition, BOT owns the rights to the Benihana name, trade name, service marks, and proprietary systems outside the territory covered by Benihana. The principal business of the Trust is to own all of the shares of Benihana of Tokyo, Inc. The principal business address of BOT, the Trust, and Kana Aoki Nootenboom is c/o Benihana of Tokyo, Inc., 232 East 63rd Street, New York, New York 10021. The present occupation of Kana Aoki Nootenboom is Vice-President and Director of BOT. The present occupation of Kyle Aoki is Marketing Coordinator for Benihana. Kyle Aoki’s principal business address is c/o Benihana Inc., 8685 Northwest 53rd Terrace, Miami, Florida 33166. Providence is a Delaware corporation engaged in the investment banking and stock brokerage businesses. The principal business address of Providence is 730 Fifth Avenue, Suite 1002, New York, New York 10019.

     BOT is the record owner and has the shared power of voting and disposition with respect to 1,535,668 shares of Common Stock. All of the issued and outstanding capital stock of BOT is owned by the Trust. Kevin Y. Aoki, Darwin C. Dornbush, the Secretary and a Director of the Company, Kana Aoki Nootenboom, Kevin Aoki’s sister, and Kyle Aoki, Kevin Aoki’s brother, are the trustees of the Trust. Darwin C. Dornbush has indicated his intent to resign as trustee subject to the performance of an accounting.

     BOT owns shares representing approximately 43.6% of the votes represented by the Company’s common stock (including the shares entitled to be voted by BFC on an as-converted basis), which class elects 75% of the directors of the Company.

     BOT owns a Benihana restaurant in Honolulu, Hawaii and all rights to the Benihana name and trade names, service marks and proprietary systems outside the territory served by the Company which consists of the United States (except for rights related to the State of Hawaii), Central and South America and the islands of the Caribbean Sea. Benihana also granted to BOT a perpetual license to operate the Honolulu restaurant and an exclusive license to own and operate Benihana restaurants in Hawaii. This license is royalty free with respect to any Hawaiian restaurant beneficially owned by Rocky H. Aoki. Benihana has a right of first refusal to purchase any Hawaiian restaurant or any joint venture or sublicensing thereof proposed to be made by BOT with an unaffiliated third party; and, in the event any Hawaiian restaurant is sold, sublicensed or transferred to a third party not affiliated with Rocky H. Aoki, Benihana will be entitled to receive royalties from such restaurant equal to 6% of gross revenues.

     Rocky H. Aoki, the founder of Benihana and the father of Kevin Y. Aoki, resigned as Chairman and Chief Executive Officer in 1998. Under the terms of a Consulting Agreement, Mr. Aoki continues to provide consulting services to the Company. He is paid $600,000 a year for these services. This agreement will expire in 2006.

     Kevin Y. Aoki, as an officer and director of the Company, has received options to purchase the Company’s equity securities pursuant to the Company’s equity compensation plans and may be party to various agreements with respect thereto.

     On August 5, 2004, BOT and the Trust entered into two Joint Filing Agreements, in which they agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the Common Stock and the Class A Stock. The Joint Filing Agreements were filed as exhibits to Amendment No. 2 to Schedule 13D filed by BOT and the Trust on August 5, 2004, in respect of the Common Stock and the Class A Stock.

     Providence is acting as BOT’s financial adviser and as a “participant” in the solicitation of proxies contemplated by this Proxy Statement, as the term “participant” is defined in the proxy rules promulgated by the United States Securities and Exchange Commission. As of the date of this Proxy Statement, Providence does not own, directly or indirectly, any securities of the Company. Larry Schafran, a managing director of Providence, owns 100 shares of the Company’s Common Stock and 100 shares of the Company’s Class A Stock. Mr. Schafran’s address is c/o Providence Capital, Inc., 730 Fifth Avenue, Suite 1002, New York, New York 10019.

     Except as otherwise set forth in this Proxy Statement or Management’s Proxy Statement, neither BOT nor any of the other Participants or their associates (i) is the beneficial or record owner of any Shares or any securities of any parent or subsidiary of the Company, (ii) has purchased or sold any Shares within the past two years, borrowed any funds for the purpose of acquiring or holding any Shares, or is or was within the past year a party to any contract, arrangement or understanding with any person with respect to any Shares or (iii) was in the past ten years convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). For information regarding purchases and sales of Shares during the past two years by Participants in this proxy solicitation, see Schedule I attached hereto.

     Except as otherwise set forth in this Proxy Statement or Management’s Proxy Statement, neither BOT nor any of the other Participants or their associates, has any arrangement or understanding with any person (i) with respect to any future employment by the Company or its affiliates or (ii) with respect to future transactions to which the Company or any of its affiliates will or may be a party, or any material interest, direct or indirect, in any transaction that has occurred since March 31, 2003, or any currently proposed transaction or series of similar transactions, which the Company or any of its subsidiaries was or is to be a party and in which the amount involved exceeds $60,000.

     On July 2, 2004, BOT commenced an action, on behalf of itself and derivatively on behalf of the Company, styled Benihana of Tokyo, Inc. v. Benihana Inc., et al. in the Court of Chancery of the State of Delaware against the Company, members of the Company’s Board of Directors and BFC. The action seeks temporary and permanent injunctive relief, and unspecified monetary damages and recovery of costs and expenses, in connection with the Company’s recent closing of a $20,000,000 sale of a new class of convertible preferred stock of the Company to BFC. John E. Abdo, a director of the Company, serves as a Vice Chairman, director, and is a significant shareholder of BFC. The action seeks to, among other relief sought, declare the sale void ab initio as ultra vires, enjoin BFC from voting any shares obtained through the sale, and rescind the sale of preferred stock to BFC.

     Except as set forth above, there are no material proceedings in which any of the Nominees or any of their associates is a party adverse to the Company or any of its subsidiaries, or proceedings in which any of the Nominees or their associates have a material interest adverse to the Company or any of its subsidiaries.

     Except as otherwise set forth in this Proxy Statement or Management’s Proxy Statement, none of the Nominees nor any of their associates has received any cash compensation, cash bonuses, deferred compensation, compensation pursuant to plans, or other compensation, from, or related to, services rendered on behalf of the Company, or is subject to any arrangement described in Item 402 of Regulation S-K under the Securities Act of 1933, as amended (“Regulation S-K”).

     Except as otherwise set forth in this Proxy Statement or Management’s Proxy Statement, (i) none of the relationships regarding the Nominees described under Item 404(b) of Regulation S-K exists or has existed since March 31, 2003, (ii) there are no relationships involving any of the Nominees or any of their associates that would have required disclosure under Item 402(j) of Regulation S-K, and (iii) there are no family relationships (as defined under Section 401(d) of Regulation S-K) between any Nominee and any director or officer of the Company or person nominated by the Company to become a director or executive officer.

OTHER MATTERS AND ADDITIONAL INFORMATION

     BOT is unaware of any other matters to be considered at the Annual Meeting other than the ratification of the appointment of the Company’s auditors. However, should other matters, which BOT is not aware of a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

     BOT has omitted from this Proxy Statement certain disclosure required by applicable law that is already included in the Management Proxy Statement. This disclosure includes, among other things, biographical information on Benihana’s directors and executive officers, information concerning executive compensation, an analysis of cumulative total returns on an investment in Benihana Shares during the past five years, information on audit services and fees of Deloitte & Touche LLP and procedures for nominating directors for election to the Benihana Board and submitting proposals for inclusion in Benihana’s proxy statement at the next annual meeting. Stockholders should refer to the Management Proxy Statement in order to review this disclosure.

     Schedule II lists the security ownership of certain beneficial owners and management of the Company as disclosed in the Proxy Supplement to the Management Proxy Statement filed with the Securities and Exchange Commission on September 8, 2004.

     The information concerning Benihana contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

SCHEDULE I

PURCHASES AND SALES OF SHARES DURING THE PAST TWO YEARS BY PARTICIPANTS

Date	Purchaser/Seller	Transaction	Stock	Shares	Notes
8/12/02	Benihana of Tokyo, Inc.	Acquire stock dividend	Class A	229,825
8/12/02	Kevin Aoki	Acquire stock dividend	Class A	127
8/14/02	Kevin Aoki	Purchase	Class A	300
10/03/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/03/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/03/03	Benihana of Tokyo, Inc.	Sale	Class A	1,700
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	3
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	300
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	403
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	200
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	1,292
10/06/03	Benihana of Tokyo, Inc.	Sale	Class A	2
10/07/03	Benihana of Tokyo, Inc.	Sale	Class A	14,900
10/07/03	Benihana of Tokyo, Inc.	Sale	Class A	1,800
10/07/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/07/03	Benihana of Tokyo, Inc.	Sale	Class A	700
10/07/03	Benihana of Tokyo, Inc.	Sale	Class A	1,200
10/07/03	Benihana of Tokyo, Inc.	Sale	Class A	2
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	900
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	800
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	1,600
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	300
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	2,300
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	600
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	200
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	1,500
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	500
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	1,100
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	2,000
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	1,900
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	3,700
10/08/03	Benihana of Tokyo, Inc.	Sale	Class A	2
10/10/03	Benihana of Tokyo, Inc.	Sale	Class A	100
10/10/03	Benihana of Tokyo, Inc.	Sale	Class A	15,608
1/12/04	Benihana of Tokyo, Inc.	Sale	Class A	95
1/12/04	Benihana of Tokyo, Inc.	Sale	Class A	200
1/12/04	Benihana of Tokyo, Inc.	Sale	Class A	2,618
1/12/04	Benihana of Tokyo, Inc.	Sale	Class A	3,200
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	500
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	301
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	300
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	500
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	4,875
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	1,700
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	500
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	2,900
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	200
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	1,500
1/13/04	Benihana of Tokyo, Inc.	Sale	Class A	100
1/14/04	Benihana of Tokyo, Inc.	Sale	Class A	1,000
1/14/04	Benihana of Tokyo, Inc.	Sale	Class A	26,900
1/14/04	Benihana of Tokyo, Inc.	Sale	Class A	100
1/14/04	Benihana of Tokyo, Inc.	Sale	Class A	253
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	65
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	264
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	700
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	88
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	800
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	1,000
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	1,000
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	2,000
1/15/04	Benihana of Tokyo, Inc.	Sale	Class A	3,200
8/12/02	Benihana Protective Trust U/A June 8, 1998	Acquire stock dividend	Class A	229,825	Indirect through Benihana of Tokyo, Inc.
10/03/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/03/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/03/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,700	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	3	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	300	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	403	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	200	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,292	Indirect through Benihana of Tokyo, Inc.
10/06/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2	Indirect through Benihana of Tokyo, Inc.

Date	Purchaser/Seller	Transaction	Stock	Shares	Notes
10/07/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	14,900	Indirect through Benihana of Tokyo, Inc.
10/07/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,800	Indirect through Benihana of Tokyo, Inc.
10/07/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/07/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	700	Indirect through Benihana of Tokyo, Inc.
10/07/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,200	Indirect through Benihana of Tokyo, Inc.
10/07/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	900	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	800	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,600	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	300	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2,300	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	600	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	200	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,500	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	500	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,100	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2,000	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,900	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	3,700	Indirect through Benihana of Tokyo, Inc.
10/08/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2	Indirect through Benihana of Tokyo, Inc.
10/10/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
10/10/03	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	15,608	Indirect through Benihana of Tokyo, Inc.
1/12/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	95	Indirect through Benihana of Tokyo, Inc.
1/12/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	200	Indirect through Benihana of Tokyo, Inc.
1/12/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2,618	Indirect through Benihana of Tokyo, Inc.
1/12/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	3,200	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	500	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	301	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	300	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	500	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	4,875	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,700	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	500	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2,900	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	200	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,500	Indirect through Benihana of Tokyo, Inc.
1/13/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
1/14/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,000	Indirect through Benihana of Tokyo, Inc.
1/14/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	26,900	Indirect through Benihana of Tokyo, Inc.
1/14/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	100	Indirect through Benihana of Tokyo, Inc.
1/14/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	253	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	65	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	264	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	700	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	88	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	800	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,000	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	1,000	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	2,000	Indirect through Benihana of Tokyo, Inc.
1/15/04	Benihana Protective Trust U/A June 8, 1998	Sale	Class A	3,200	Indirect through Benihana of Tokyo, Inc.

SCHEDULE II

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     Except for information relating to BOT, the Trust, the Nominees or the trustees of the Trust, the following is based solely on information provided in the Proxy Supplement to the Management Proxy Statement filed with the Securities and Exchange Commission on September 8, 2004.

     The following is information relating to the beneficial ownership of the Benihana Common Stock and Class A Stock by all persons Benihana knows who own beneficially more than 5% of the Benihana Common Stock or Class A Common Stock outstanding on August 11, 2004 and by all of the Benihana executive officers and directors. Except as otherwise noted, the named person owns directly and exercises sole voting power and investment discretion over the shares listed as beneficially owned.

COMMON STOCK

Name (and address if applicable) of	Position with	Amount and Nature of	Percent
Beneficial Owners, Officers and Directors	Benihana	Beneficial Ownership(1)(6)	of Class
Benihana of Tokyo, Inc.(2)(9) 232 East 63rd Street New York, New York 10021	Stockholder	1,535,668	43.6%

BFC Financial Corporation(3) 1750 East Sunrise Boulevard Ft. Lauderdale, Florida 33304	Stockholder	526,315	15.0%

Springhouse Capital, LP(4) 520 Madison Avenue, 35th Floor New York, New York	Stockholder	270,900	7.7%

FMR Corp. (4) 82 Devonshire Street Boston, MA 02109	Stockholder	373,300	10.6%

Joel A. Schwartz	President and Chief Executive Officer/Director	38,333	1.1%

Taka Yoshimoto	Executive Vice President — Restaurant Operations/Director	25,500	*

John E. Abdo	Director	20,000	*

Norman Becker	Director	2,500	*

Michael R. Burris	Senior Vice President - Finance and Treasurer	21,500	*

Kevin Y. Aoki	Vice President - Marketing/Director	50	*

Darwin C. Dornbush	Secretary/Director	10,500	*

All (11) directors and officers as a group		1,654,051	46.7%

CLASS A STOCK

Name (and address if applicable) of	Position with	Amount and Nature of	Percent
Beneficial Owners, Officers and Directors	Benihana	Beneficial Ownership(1)(6)	of Class
Springhouse Capital, LP (4) 520 Madison Avenue, 35th Floor New York, New York 10022	Stockholder	815,114	13.2%

Royce & Associates, LLC(4) 1414 Avenue of the Americas New York, New York 10019	Stockholder	730,455	11.9%

FMR Corp. (4) 82 Devonshire Street Boston, MA 02109	Stockholder	562,225	9.1%

Dalton Grierner Hartman Maher & Co., Inc. (4) 565 5th Avenue New York, NY 10017	Stockholder	516,944	8.4%

David M. Knott(4) 485 Underhill Boulevard, Ste. 205 Syosset, New York 11791	Stockholder	385,872	6.3%

Joel A. Schwartz	President and Chief Executive Officer/Director	408,249	6.2%

Taka Yoshimoto	Executive Vice President- Restaurant Operations/Director	225,450	3.5%

Kevin Y. Aoki	Vice President - Marketing/Director	98,678	1.6%

Michael R. Burris(8)	Senior Vice President - Finance and Treasurer	241,737	3.8%

Juan C. Garcia	Vice President — Controller	120,750	1.9%

John E. Abdo	Director	65,667	1.1%

Norman Becker	Director	69,367	1.1%

Darwin C. Dornbush	Secretary/Director	53,892	*

Max Pine	Director	33,917	*

Robert B. Sturges	Director	11,667	*

Yoshihiro Sano	Director	11,667	*

All (11) directors and officers as a group		1,457,795	19.6%

* less than 1%

Notes

(1) Beneficial ownership in this table includes the following shares of Common Stock which may be purchased by exercise of presently exercisable options: Mr. Abdo — 7,500 shares; Mr. Becker — 2,500 shares; Mr. Dornbush — 10,500 shares; all officers and directors as a group — 20,500 shares. For purposes of calculating the beneficial ownership and the percentage ownership of each person, the shares of common stock which BFC would own upon conversion of the Convertible Preferred Stock of the Company are considered outstanding.

(2) The capital stock of BOT (the “Benihana of Tokyo Stock”) is owned by a trust. Kevin Y. Aoki, Vice President-Marketing and a director of Benihana, Darwin C. Dornbush, the Secretary and a director of Benihana, Kana Aoki Nootenboom, Kevin Y. Aoki’s sister, and Kyle Aoki, Kevin Y. Aoki’s brother, are the trustees of this trust. Darwin C. Dornbush has indicated his intent to resign as trustee subject to the performance of an accounting.

(3) Represents Common Stock that BFC would own if its Convertible Preferred Stock were converted. See “Certain Relationships and Related Transactions” in Management’s Proxy Statement. Based solely upon reports on Schedule 13D filed by or on behalf of such person.

(4) Based solely upon reports on Schedule 13G filed by or on behalf of such persons.

(5) Includes 10 shares owned by Mr. Schwartz’s son, as to which shares Mr. Schwartz disclaims beneficial interest.

(6) Shares of the Benihana Common Stock are convertible at any time into shares of the Benihana Class A Stock at the option of the holder. Therefore, each beneficial owner of the Benihana Common Stock may be deemed the beneficial owner of the same number of shares of the Benihana Class A Stock.

(7) Beneficial ownership on this table includes the following shares of Class A Stock which may be purchased by exercise of options which are presently exercisable or which will become exercisable within 60 days: Mr. Schwartz - 402,500 shares; Mr. Yoshimoto 195,500 shares; Mr. Aoki — 97,750 shares; Mr. Burris — 235,750 shares; Mr. Garcia — 120,750 shares; Mr. Abdo — 63,792 shares; Mr. Becker — 68,792 shares; Mr. Dornbush — 52,742 shares; Mr. Pine — 33,917 shares; Mr. Sturges — 11,667 shares; Mr. Sano — 11,667 shares; all officers and directors as a group — 1,294,827 shares.

(8) Includes 1,150 shares owned by Mr. Burris’ wife, as to which shares Mr. Burris disclaims beneficial ownership.

(9) Based on the number of shares of Common Stock outstanding as of June 7, 2004, as set forth in the Company’s Form 10-K/A filed with the Securities and Exchange Commission on July 24, 2004, BOT owns 50.9% of the Common Stock.

IMPORTANT

     Tell the Benihana Board what you think! Your vote is important. No matter how many Shares you own, please give BOT your proxy FOR the election of the Nominees by taking three steps:

•	SIGNING the enclosed BLUE proxy card,

•	DATING the enclosed BLUE proxy card, and

•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

     If any of your Shares are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such Shares and only upon receipt of your specific instructions. Accordingly, please return the BLUE proxy card in the envelope provided or contact the person responsible for your account and instruct that person to execute the BLUE proxy card representing your Shares. Also, you may be eligible to vote your Shares via the telephone. Please follow the instructions included on your BLUE proxy card. BOT urges you to confirm in writing your instructions to BOT c/o Innisfree M&A Incorporated at the address provided below so that BOT will be aware of all instructions given and can attempt to ensure that such instructions are followed.

     If you have any questions or require any additional information concerning this Proxy Statement, please contact Innisfree M&A Incorporated at the address set forth below.

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, NY 10022
Toll-Free Number: 1-888-750-5834

BENIHANA INC. 2004 ANNUAL MEETING OF STOCKHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF BENIHANA OF TOKYO, INC.

THE BOARD OF DIRECTORS OF BENIHANA INC. IS NOT SOLICITING THIS PROXY

     The undersigned appoints and constitutes Kana Aoki Nootenboom and Kenneth Podziba, and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Benihana Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2004 Annual Meeting of Stockholders of the Company to be held on Tuesday, September 28, 2004 at 10:00 A.M. local time, at the InterContinental West Miami Hotel, 2505 N.W. 87th Avenue, Miami, Florida 33172, and including at any adjournments or postponements thereof and at any meeting called in lieu thereof, hereby revoking any proxies previously given, as follows.

     BENIHANA OF TOKYO, INC. RECOMMENDS A VOTE “FOR” THE ELECTION OF ITS NOMINEES AND HAS NO OBJECTION TO THE RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE INDEPENDENT AUDITORS. (Please mark each matter with an “X” in the appropriate box.)

		WITHHOLD	FOR ALL EXCEPT
	FOR ALL	AUTHORITY TO VOTE	NOMINEE WRITTEN
ELECTION OF DIRECTORS	NOMINEES	FOR ALL NOMINEES	BELOW
NOMINEES:
KEVIN Y. AOKI AND LEWIS JAFFE	[ ]	[ ]	[______________]

RATIFICATION OF APPOINTMENT OF DELOITTE & TOUCH LLP AS INDEPENDENT AUDITORS:	[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

     The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed above. IF NO DIRECTION IS INDICATED WITH RESPECT TO THE ABOVE PROPOSALS, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF THE NOMINEES, OR ANY SUBSTITUTIONS THERETO, AND “FOR” THE RATIFICATION OF THE APPOINTMENT OF INDEPENDENT AUDITORS. THIS PROXY WILL ALSO BE VOTED AT THE DISCRETION OF THE PROXY HOLDERS UPON SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING.

Dated:

Signature

Signature if held jointly

Title

(Please sign exactly as name appears hereon. If the stock is registered in the names of two or more persons, each should sign. Executors, administrators, trustees, guardians, attorneys and corporate officers should include their titles.)

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!